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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42036

RECEIVED MAR 0 1 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frank Harte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAM Services Inc., as of February 27, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this
27 day of February 2006

BERND E. KALLMEYER
Notary Public, State of New York
No. 02KA6131545
Qualified in New York County
Commission Expires August 8, 2009
Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. Cash flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GAM Services Inc. and Subsidiary

December 31, 2005
with Report of Independent Registered Public Accounting Firm

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
GAM Services Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of GAM Services Inc. and Subsidiary (the "Company") as of December 31, 2005. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of GAM Services Inc. and Subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2006

GAM Services Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 1,664,534
Due from affiliates	643,218
Accounts receivable and accrued income	230,502
Other assets	73,022
Total assets	$ 2,611,276
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 558,986
Due to parent	411,824
Total liabilities	970,810
Stockholder's equity	1,640,466
Total liabilities and stockholder's equity	$ 2,611,276

See notes to consolidated statement of financial condition.

1. Organization

GAM Services Inc. (the "Company"), a Delaware corporation, was organized on October 3, 1989. The Company is the distributor and principal underwriter of GAM Funds, Inc. (the "Funds"), and the selling agent for GAM Avalon Galahad LLC, GAM Avalon Lancelot, LLC, GAM Avalon Dinadan, LLC and GAM Avalon Palemedes, LLC (the "Avalon Funds"). The Company is a registered broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of GAM USA Inc. (the "Parent"). The Company's ultimate parent, GAM Holding AG, was previously owned by UBS AG, a Swiss bank holding company. In December 2005, Julius Baer Holding Inc., also a Swiss bank holding company, acquired GAM Holding AG from UBS AG.

The Company owns all of the outstanding common stock of GAM Funding Inc. ("GAM Funding"). GAM Funding is a Delaware corporation which commenced operations in May 1998.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, GAM Funding. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers money market funds and other short term investment with maturities at acquisition of less than three months to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Furniture, fixtures, office and computer equipment are carried at cost. Depreciation of furniture, fixtures, office and computer equipment is computed by the straight-line method, using estimated useful lives of three and four years.

At December 31, 2005, the Company did not hold any fixed assets.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at year end. There were no foreign currency transactions for the year end December 31, 2005.

Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. In accordance with the inter-company tax sharing agreement, the Company computes its income taxes on a stand-alone basis.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2005, the Company had net capital, as defined, of $686,900 exceeding the requirements by $622,203. The Company's aggregate indebtedness to net capital ratio was 141% at December 31, 2005.

4. Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with two major financial institutions.

5. Related Party Transactions

The Company shares office space, personnel and other common administrative expenses with its Parent. Administrative expenses are allocated to the Company as determined by the Board of Directors of the Parent.

At December 31, 2005 the Company has a due from affiliates account in the amount of $643,218. This balance represents distribution fees earned on the distribution of the Funds and the Avalon Funds.

At December 31, 2005 the Company has a due to parent in the amount of $411,824. The due to parent balance represents taxes that the Parent pays on behalf of the Company and GAM Funding.